SD 3/22/04

KJ 3/24

SECURITI 04017683 ISSION

~~~, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41807

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Wealth Management, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Twelve Piedmont Ctr., Suite 100, 3495 Piedmont Rd., NE
(No. and Street)

Atlanta	Georgia	30305
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jerry Borzello (404) 262-2719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPAs, PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St., Suite 4,	Marietta,	Georgia	30060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECEIVED MAR 03 2004

PROCESSED MAR 31 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
~~~

OATH OR AFFIRMATION

I, Jerry Borzello, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Wealth Management, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public MY COMMISSION EXPIRES SEPT. 13, 2004

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on internal accounting structure, required by SEC Rule 17a-5.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN WEALTH MANAGEMENT, INC.

(A Corporation)

FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

goldman

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of American Wealth Management, Inc., as of December 31, 2003, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to 17a-5 under the Security and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Wealth Management, Inc., as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, 3 and 4 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relating to the basic financial statements taken as a whole.

Goldman & Company, CPAs, PC
February 24, 2004

CONTENTS

EXHIBIT A

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002

		2003		2002
ASSETS				
Cash – Checking	$	60,534	$	80,472
Cash – Money Market		5,749		2,211
Cash – Clearing Deposit		25,005		25,353
Commissions Receivable – Brokers		8,998		12,018
Employee Loans		4,050		9,403
Prepaid Expenses		18,832		15,428
Furniture, Fixtures and Equipment, Less Accumulated Depreciation of $48,338 and $47,905	$	1,399	$	1,832
Other Receivables	$	2,211	$	2,211
Receivable For Past Income Tax (Note 3A)		3,602		- 0 -
Advances to Stockholder (Note 7)		236,204		257,953
Security Deposit		1,280		1,280
TOTAL ASSETS	$	367,864	$	408,161

LIABILITIES AND SHAREHOLDERS' EQUITY

		2003		2002
LIABILITIES				
Payroll Tax Payable		28,693		29,312
Accrued Interest		- 0 -		14,602
Accrued Expenses (Note 6)		1,500		- 0 -
Income Tax Payable (Note 3B)		- 0 -		10,146
TOTAL LIABILITIES	$	30,193	$	54,060

Continued

EXHIBIT A

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003 AND 2002
(Continued)

	2003	2002
SHAREHOLDERS' EQUITY (EXHIBIT C)		
Common Stock - $6 Stated Value, 10,000 Shares Authorized, 1,000 Shares Issued and Outstanding	$ 6,000	$ 6,000
Additional Paid-In Capital	31,100	31,100
Retained Earnings	300,571	317,001
TOTAL SHAREHOLDERS' EQUITY	$ 337,671	$ 354,101
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 367,864	$ 408,161

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

EXHIBIT B

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
REVENUE		
Commissions	$ 2,005,913	$ 2,591,818
Interest and Other Income	347,162	461,466
Total Revenue	$ 2,353,075	$ 3,053,284
COSTS AND EXPENSES		
Clearing Costs (Note 2)	$ 314,679	$ 526,615
Commissions	1,619,778	2,040,622
Insurance	32,960	35,159
Payroll Taxes	11,745	12,235
Quote System	43,239	40,330
Rent (Note 8)	80,496	84,278
Salaries & Wages	163,258	134,046
General and Administrative	106,953	135,897
Total Costs and Expenses	$ 2,373,108	$ 3,009,182
(Loss) Income from Operations	$ (20,033)	$ 44,102
INCOME BEFORE PROVISION FOR INCOME TAXES		
(Benefit) Provision for Income Taxes (Note 3B)	$ (3,602)	$ 10,097
NET (LOSS) INCOME	$ (16,431)	$ 34,005

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003

	Common Shares	Stock Amount	Paid-In Capital	Retained Earnings	Shareholders' Equity
BALANCE – December 31, 2002	1,000	$ 6,000	$ 31,100	$ 317,002	$ 354,102
NET INCOME (Exhibit B)	- 0 -	- 0 -	- 0 -	(16,431)	(16,431)
BALANCE - December 31, 2003	1,000	$ 6,000	$ 31,100	$ 300,571	$ 337,671

EXHIBIT D

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net (Loss) Profit	$	(16,431)	$	34,005
Adjustments to Reconcile Net Profit to Net Cash Used in Operating Activities:				
Depreciation		433		5,530
(Increase) Decrease in Operating Assets:				
Commissions Receivable – Clearing Org.		-0-		37,929
Commissions Receivable – Brokers		3,020		5,654
Income Tax Refund Receivable		(3,602)		-0-
Employee Loans		5,353		(4,998)
Prepaid Expenses		(3,404)		(553)
Deferred Tax Asset		-0-		1,182
Prepaid Income Tax		-0-		2,675
(Increase) Decrease in Operating Liabilities:				
Commissions Payable		-0-		(17,459)
Payroll Taxes Payable		(619)		(6,793)
Other Liabilities		1,500		(16,390)
Income Tax Payable		(10,146)		8,342
Accrued Interest		(14,602)		-0-
NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES	$	(38,499)	$	49,124
CASH FLOWS FROM INVESTING ACTIVITIES				
Furniture and Fixtures		-0-		(3,609)
Advances to Stockholder		21,750		(29,176)
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES	$	21,750		(32,785)
CASH FLOWS FROM FINANCING ACTIVITIES				
Capital Lease Obligation	$	-0-	$	(2,717)
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES	$	-0-	$	(2,717)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$	(16,749)	$	13,623
CASH AT BEGINNING OF YEAR	$	108,036	$	94,413
CASH AT END OF YEAR	$	91,287	$	108,036
Supplemental Information:				
Interest Paid		-0-		-0-
Income Taxes Paid	$	7,261		1,756

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

AMERICAN WEALTH MANAGEMENT, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. The Company was formed November 1, 1989, primarily for the purpose of qualifying and operating as a broker-dealer of securities. The Company is registered with the Securities and Exchange Commission, The National Association of Securities Dealers, and the Georgia Securities Commissions. Pursuant to the registration, the Company must maintain a minimum net capital requirement of $5,000 and is not authorized to hold securities or funds for customers. American Wealth Management, Inc. clears all transactions with and for customers on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto (see Note 2.)

B. The Company files income tax returns on the accrual basis and the financial statements are prepared on the accrual basis of accounting.

C. Property is recorded at cost and is depreciated over a five year estimated useful life using the straight-line method. Maintenance and repairs are charged to income, and renewals and betterments are capitalized.

D. Commission income and the related expense are recorded on a settlement date basis.

E. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

F. The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

G. The results of operations of the Company are included in the income tax returns of American Wealth Management. The Company utilizes the asset and liability approach defined in Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement amounts and the tax bases of assets and liabilities. The 2003 provision for income taxes includes an income tax asset.

2. CLEARING BROKER-DEALER AGREEMENT

In January 1990, the Company entered into an agreement with Raymond James, an independent broker-dealer, to provide clearing, execution, and data processing services. The initial term of the agreement was two years; thereafter, the agreement operates on a continuous quarterly basis until terminated in writing by either the Company or the clearing broker-dealer. Clearing charges of 15% to 25% of commissions earned are withheld from the monthly remittance. Raymond James is responsible for all clearing transactions and maintenance of customer accounts for the company.

3A. RECEIVABLE FOR PAST INCOME TAXES

The income tax asset as of December 31, 2003, is as follows:

	2003
Pre-tax Financial Loss	$ (20,033)
Plus Permanent Differences	2,883
Net Operating Loss:	$ (17,150)
Tax Benefit at 2001 & 2002 tax rate of 21%	3,602

The company plans on taking the loss back to taxable years 2001 and 2002, this creates a tax refund receivable of $3,602.

3B. INCOME TAX (BENEFIT) PROVISION

The components of income tax (benefit) provision are as follows:

	2003	2002
Current	$ (3,602)	$10,097
Total Income Tax (benefit) Provision	$ (3,602)	$10,097

4. CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do no fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

5. SUBSEQUENT EVENTS

In 2003, the Company was notified that a former client has filed through the NASD arbitration procedures for reimbursement for alleged losses sustained in the years 2000 and 2001. This is scheduled for arbitration on September 2004. While the Company is projecting a positive outcome of this matter, and accordingly has not provided for the outcome in its financial statements, a negative resolution of this matter could result in a

loss that could be as much as $400,000, which would be material to the Company's operating results.

6. COMMITMENTS AND CONTINGENCIES

In March, 2003, a joint report was issued by the staff of the SEC, National Association of Securities Dealers ("NASD") and NYSE regarding the results of an "examination sweep" of a sample of broker-dealers that sell mutual funds with front-end sales loads. The report concluded that many securities firms failed to provide breakpoint discounts in certain instances where customers were eligible to receive them. Following that report, the NASD required certain member firms to conduct a self-assessment of breakpoint compliance and report the results to the NASD. The Company was required to participate in this self-assessment program by notifying customers during a specified period and report results of that self-assessment to the NASD. In compliance with the most recent communication from the NASD the Company has calculated its expected liability for the breakpoint discounts that should have been granted to customers. As of December 31, 2003, the Company has estimated an amount due to customers for breakpoint discounts of $1,500, which is included in Accrued Expenses.

7. ADVANCES TO STOCKHOLDER

The company had at December 31, 2003 and December 31, 2002 an advance to Stockholder that is due on demand and is uncollateralized of $236,294 and $257,953. The advance to stockholder carries an interest rate of 3% due on 12/31/16. Accrued interest receivable is $21,920 and is included in the balance of the advance to stockholder at December 31, 2003.

8. OPERATING LEASE

The company leases it office facility under a non cancelable operating lease. The monthly lease payment is $7,257 and is adjusted each January 1 based on the consumer price index for the prior year. The lease expires on December 31, 2004. The lease expense totaled $84,278 in 2002 and $80,496 in 2003.

The future minimum lease payments are:

2004 87,084

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934)
DECEMBER 31, 2003

TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	337,671
LESS NON-ALLOWABLE ASSETS		
Commissions Receivable – Brokers		8,998
Employee Loans		4,050
Prepaid Expenses		18,832
Furniture & Fixtures		1,399
Other Receivables		2,211
Receivable for Past Income Tax		3,602
Advances to Stockholder		236,204
Security Deposit		1,280
Subtotal Non Allowable Assets		276,576
Less: Haircut on Other Securities - Money Market ($5,749 x 2%)		115
NET CAPITAL	$	60,980

 The Accompanying Notes to the Financial Statements are an Integral Part of these Statements

AMERICAN WEALTH MANAGEMENT, INC.
RECONCILIATION OF NET CAPITAL COMPUTATION
(Pursuant to Rule 17a-5(d)(4) of the Securities and Exchange Act of 1934)
DECEMBER 31, 2003

	Reported in Unaudited Part II Focus Report	Difference	Reported in Audited Financial Statement
TOTAL SHAREHOLDERS' EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 324,315	$ (13,356)	$ 337,671
Less: Non-Allowable Assets	289,299	(12,723)	276,576
Less: Haircuts	118	(3)	115
NET CAPITAL	$ 34,898	$ 26,082	$ 60,980

DIFFERENCE BETWEEN UNAUDITED AND ADJUSTED STATEMENTS

Decrease in Receivable-Brokers	$ (7,189)
Increase in Income Tax Refund Rec.	3,602
Decrease in Employee Loan	(15,577)
Increase in Accum. Depreciation	(433)
Increase in Loan to Shareholder	6,880
Decrease in Commissions Payable	13,221
Decrease in Accrued Interest	14,602
Increase in Income Tax Payable	(250)
Increase in Other Liabilities	(1,500)
NET INCREASE (DECREASE) IN SHAREHOLDERS' EQUITY	$ (13,356)

AMERICAN WEALTH MANAGEMENT, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND BASIC CAPITAL REQUIREMENT
(Pursuant to Rule 15c3-1 of the Securities and Exchange Act of 1934)
DECEMBER 31, 2003

AGGREGATE INDEBTEDNESS		
Payroll Taxes Payable		28,693
Accrued Liabilities		1,500
TOTAL AGGREGATE INDEBTEDNESS	$	30,193
RATIO – Aggregate Indebtedness to Net Capital		0.49513 to 1
BASIS NET CAPITAL REQUIREMENT		
Net Capital (Schedule 1)	$	60,980
Minimum Net Capital Requirement		5,000
EXCESS NET CAPITAL	$	55,980

SCHEDULE 4

AMERICAN WEALTH MANAGEMENT, INC.
STATEMENTS OF EXEMPTION FROM COMPLIANCE WITH RULE 15c3-3 AND STATEMENTS OF SUBORDINATED LIABILITIES
DECEMBER 31, 2003

The Company is exempt from compliance with Rule 15c3-3. All transactions with and for customers are cleared on a fully disclosed basis with a clearing member, which carries all customer accounts and maintains and preserves all books and records pertaining thereto. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company was in compliance with the conditions of the exemption during the year ended December 31, 2003.

The Company had no liabilities subordinated to the claims for creditors as of December 31, 2003.

goldman

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

To the Board of Directors
American Wealth Management, Inc.
Atlanta, Georgia

In planning and performing our audit of the financial statements and supplemental schedules of American Wealth Management, Inc., for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including attests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers' securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgment by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone that these specified parties.

Goldman & Company, CPAs, PC
February 24, 2004